

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2015

Via E-mail
Mrs. Laura Jacobi
First Senior Vice President, Chief Financial Officer
  and Chief Accounting Officer
New Hampshire Thrift Bancshares, Inc.
9 Main Street, P.O. Box 9
Newport, New Hampshire

  Re: **New Hampshire Thrift Bancshares, Inc.**
    Form 10-K for the fiscal year ended December 31, 2014
    Filed March 16, 2015
    File No. 000-17859

Dear Mrs. Jacobi:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 6. Selected Financial Data, page 30

1. Please tell us how you calculated the asset quality ratios titled non-performing loans to total loans and non-performing assets to total assets. In this regard, it appears you may have transposed the descriptions and the related ratios. Furthermore, in attempting to calculate and disclose the non-performing assets to total assets ratio, it appears you may have used non-performing loans in the numerator rather than non-performing assets. Please explain and revise future filings as necessary.

2. We note your disclosure of the ratio of allowance for loan losses to total loans and the related footnote disclosure explaining that this ratio is not directly comparable from year to year due to acquisition activity in 2012 and 2013. Please revise future filings to enhance this footnote

disclosure to include the amount of acquired loans with no related allowance that have been excluded from the ratio. In addition, please tell us how you calculated this ratio for the year ended 2012 as it does not appear that this ratio excludes 2012 acquisition activity of $89,007.

3. Please tell us how you calculated the ratio of non-performing loans to total allowance for each period presented. In this regard, it appears you have included accruing TDRs in the non-performing loan balance when calculating this ratio which is inconsistent with your disclosure of non-performing loans elsewhere in the Form 10-K such as that on page 30. Please explain and revise future filings as necessary to consistently define and present non-performing loans in all disclosures and related ratios.

Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements

4. We note that the Report of Independent Registered Public Accounting Firm on page 58 identifies the 2013 COSO framework as the version that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-X, while the Report on page F-1 references the 1992 version. Please tell us the framework you used – i.e., whether you used the 1992 Framework or the Update Framework issued in 2013, and confirm that you will revise future filings to include reports that identify the version of the COSO Integrated Framework you used in the assessment.

Notes to Consolidated Financial Statements

Note 4. Loans receivable, page F-22

5. We note your tables beginning on page F-28 presenting a summary of credit impaired loans acquired through the mergers with Central Financial Corporation and The Nashua Bank as of the dates indicated and your related accounting policy on page F-9. Please explain how you calculated the contractually required payments receivable, cash flows expected to be collected and the fair value of these purchased credit impaired loans at acquisition *and* in subsequent periods for purposes of this disclosure. Specifically address how you determined the contractually required payments receivable, the cash flows expected to be collected and the fair value of the purchased credit impaired loans acquired to be the same. Please include the authoritative literature relied upon to support your conclusion and the aforementioned disclosures.

6. As a related matter, considering the guidance in ASC 310-30-50-2 through ASC 310-30-50-3, please revise future filings to include the following as it relates to the credit impaired loans acquired through mergers with Central Financial Corporation and The Nashua Bank:

    •   The outstanding balance (see paragraph 310-30-50-3) and related carrying amount at the beginning and end of each period presented; and

Mrs. Laura Jacobi
New Hampshire Thrift Bancshares, Inc.
June 9, 2015
Page 3

- The amount of accretable yield at the beginning and end of the period, reconciled for additions, accretion, disposals of loans, and reclassifications to or from the nonaccretable difference during each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief